UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                                             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end 12/31/2006

OR

☐                                                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-26335

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Team Financial, Inc. Employees’ Stock Ownership Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Team Financial, Inc.

8 West Peoria, Suite 200, Paola Kansas 66071

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Financial Statements and Schedules

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Directors
Team Financial, Inc. Employees’ Stock
    Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Team Financial, Inc. Employees’ Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (schedule H, line 4i — schedule of assets (held at end of year) and schedule H, line 4j — schedule of reportable transactions) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 26, 2007

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value:
Common stocks:
Team Financial, Inc.	$14,187,264	13,362,318
Other	91,956	219,880
Cash	8,109	156,880
Total investments	14,287,329	13,739,078

Employer contribution receivable	357,500	100,000
Interest and dividends receivable	70,971	74,514
Net assets available for benefits	$14,715,800	13,913,592

See accompanying notes to financial statements.

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

 Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006, 2005, and 2004

	2006	2005	2004
Additions to net assets attributed to:
Appreciation in fair value of investments	$1,479,745	1,493,482	133,530
Contributions from employer	357,500	250,000	364,475
Dividend income	297,031	314,015	333,364
Interest income	3,401	1,668	649
Net additions	2,137,677	2,059,165	832,018

Deductions from net assets attributed to:
Distributions to participants	1,335,469	1,252,089	1,296,102

Increase (decrease) in net assets available for benefits	802,208	807,076	(464,084)

Net assets available for benefits:
Beginning of year	13,913,592	13,106,516	13,570,600
End of year	$14,715,800	13,913,592	13,106,516

See accompanying notes to financial statements.

TEAM FINANCIAL, INC.
EMPLOYEES’ STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)                     Description of the Plan

The following description of the Team Financial, Inc. Employees’ Stock Ownership Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.

(a)                      General

The Plan is a defined contribution plan adopted by Team Financial, Inc. and its affiliates; TeamBank N.A.; and Colorado National Bank (collectively, the Company). All employees who have attained six months of service and age 19 are eligible to participate in the Plan. An eligible employee will become a participant on January 1 or July 1 that coincides with or next follows the employee’s eligibility date. With limited exceptions, an employee must complete 1,000 hours of service during the plan year and must be employed by the employer on the last day of the plan year to be entitled to an allocation of Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)                      Plan Administration

The Plan is administered by the Advisory Committee, which is appointed by the board of directors of the Company. The Company also acts as the Plan’s trustee and is responsible for the custody and management of the Plan’s assets.

(c)                       Contributions

Contributions to the Plan are determined by the Company’s board of directors. Contributions may be made in cash, common stock, or other investments as determined by the board of directors. The Company may make contributions up to 25% of the eligible compensation paid to participating employees during the plan year. The Company contribution may include amounts applied to principal repayment on borrowings incurred for the purpose of acquiring common stock. The Company may contribute additional amounts without limitation applied to the repayment of interest on borrowings incurred for acquiring common stock. As of December 31, 2006 and 2005, the Plan has no outstanding borrowings.

The Plan does not permit contributions by participants.

(d)                      Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account. In the event the Plan had shares that were unallocated, those shares would be voted in the same proportion as the allocated shares. An unrelated third party tabulates the participant votes, determines the votes for the allocated and unallocated shares, and provides the aggregate voting directions to the trustee.

(e)                       Vesting

Company contributions vest according to the following schedule:

Years of service	Percentage of vested interest
Less than 3 years	—%
3 years	20
4 years	40
5 years	60
6 years	80
7 years or more	100

In the event of termination of the Plan, all participants shall become fully vested.

(f)                         Payment of Benefits

Participants are eligible for benefit distributions following death, disability, retirement, or other termination of employment. When a participant’s employment is terminated because of retirement, permanent disability, or death, the distributions of the participant’s account must commence not later than one year after the close of the plan year in which the event occurs, unless the participant elects otherwise. When a participant’s employment is terminated for any other reason, the form of the distribution depends on the balance in the participant’s account. If the vested balance is less than $1,000, the Plan will distribute that amount, in a lump sum, in the plan year following the plan year in which the participant terminates. If the vested account balance exceeds $1,000, the Plan will generally commence distributions of such amount in the plan year following the date of termination, unless the participant elects otherwise. Distributions may be in a lump sum or installments. Generally, the portion of a participant’s account invested in Company common stock will be distributed in the form of Company common stock, and the remaining portion of the participant’s account will be distributed at the participant’s election, either in the form of Company common stock or cash. Additionally, vested benefits may be paid to a participant if the participant reaches age 60 or under the diversification provisions described in paragraph (g) below.

(g)                      Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into the 401(k) plan maintained by the Employer or receive a distribution of Company stock. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25% of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.

(h)                      Participant Accounts

Each participant has two accounts under the Plan: an Employer Securities Account and a General Investment Account. Any contribution made in the form of employer securities are allocated to the Employer Securities Accounts of Participants, and any contribution made in the form of cash is allocated to the General Investment Accounts of participants.

Each participant’s account is credited as of the last day of each plan year with an allocation of Company contribution and any forfeitures of terminated participants’ nonvested accounts. Only those participants who satisfy certain eligibility requirements as of the last day of the plan year will receive an allocation. Allocations of employer contributions and forfeitures are based on a participant’s eligible compensation relative to total eligible compensation.  Dividends from employer securities are allocated to participants based upon the number of shares, including vested and non-vested shares, in their respective account.  All plan income other than dividends from employer securities is allocated to the respective participants General Investment Account and is based upon the amount of assets in their respective account.  The benefit to which a participant is entitled, is that which can be provided from the participant’s account.

(i)                         Forfeitures

Plan forfeitures are allocated to each participant’s account based upon the relation of the participant’s eligible compensation to total eligible compensation for the plan year. Forfeitures of terminated nonvested account balances allocated to remaining participants during 2006, 2005, and 2004 totaled $55,777, $204,916, and $3,305, respectively. There were no unallocated forfeitures at December 31, 2006 and 2005.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements are prepared on the accrual method of accounting.

(b)                      Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(c)                       Investment Valuation and Income Recognition

Investments in common stock are stated at fair value as determined by quoted market prices reported on a recognized securities exchange on the last business day of the year. Purchases and sales of investments are recorded on a trade-date basis. Net appreciation in fair value of investments includes both realized and unrealized gains and losses.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)                      Administrative Expenses

Investment and administrative expenses are principally paid by the Company.

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
Team Financial, Inc. common stock	$14,187,264	13,362,318

The investment in Team Financial, Inc. common stock represents approximately 24.7% and 23.1% of the outstanding common stock of the Company at December 31, 2006 and 2005, respectively. During the years ended December 31, 2006, 2005 and 2004, $357,500, $250,000 and $364,475, respectively, was contributed to the Plan by the Company as part of its annual discretionary contribution. During the years ended December 31, 2006, 2005, and 2004, the Plan purchased 16,000, 0, and 0 shares, and distributed 60,468, 72,524, and 64,541, shares of Team Financial, Inc. common stock, respectively. The Plan held 886,704, 931,172 and 1,003,696 shares of Team Financial, Inc. common stock for the plan year ended 2006, 2005 and 2004, respectively. Team Financial, Inc. common had a market value of $16.00, $14.35, and $11.95 per share for the plan years ended December 31, 2006, 2005 and 2004, respectively.

During 2006, 2005, and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005	2004
Common stock	$1,479,745	1,493,482	133,530

(4)                     Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

(5)                     Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated July 6, 2005 indicating that it is qualified under Section 401(a) of the Internal Revenue Code (IRC), and therefore, the related trust is exempt from tax under Section 501(a) of the IRC. The determination letter is applicable for amendments executed through April 23, 2003. The tax determination letter has not been updated for the latest plan amendments occurring after April 23, 2003. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt for the years ended December 31, 2006 and 2005.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(6)                     Related-Party Transactions

Plan investments are shares of common stock of the Company and a money market fund managed by the Company. The Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(7)                     Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants would become 100% vested in their accounts and would receive amounts equal to their respective account balances.

Schedule 1

TEAM FINANCIAL, INC.

 EMPLOYEES’ STOCK OWNERSHIP PLAN

 Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2006

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost	value
*	Team Financial, Inc.	886,704 shares of common stock	$4,956,240	14,187,264
	Exxon Mobile Corporation	1,200 shares of common stock	44,151	91,956
*	Team Financial, Inc.	$8,109 of a money market fund	8,109	8,109
			$5,008,500	14,287,329

*                    Party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

Schedule 2

TEAM FINANCIAL, INC.

EMPLOYEES’ STOCK OWNERSHIP PLAN

Schedule H, Line 4j — Schedule of Reportable Transactions

Year ended December 31, 2006

				Expense
				incurred
Description		Purchase	Selling	with	Cost	Net
of assets		price	price	transactions	of asset	gain
*	Team Financial, Inc. money market fund	$554,207		—	554,207	—
*	Team Financial, Inc. money market fund	—	702,955	—	702,955	—
*	Team Financial, Inc. common stock	—	867,716	—	327,877	539,839

*                    Party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on June 29, 2007.

Team Financial, Inc. Employees’ Stock Ownership Plan

By:	Team Financial, Inc., Trustee

/s/ Robert J. Weatherbie
Robert J. Weatherbie, Chairman
and Chief Executive Officer